EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to The Williams Companies, Inc. 2007 Employee Stock Purchase Plan and 2007 Incentive Plan for the registration of an aggregate of 21,000,000 shares of The Williams Companies, Inc.’s common stock, of our reports dated February 22, 2007, with respect to the consolidated financial statements and schedule of The Williams Companies, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, The Williams Companies, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Williams Companies, Inc., filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
May 10, 2007